January 19, 2021

VIA EDGAR

Joanna Lam
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtuoso Acquisition Corp.
Registration Statement on Form S-1
Filed December 29, 2020, as amended
File No. 333-251781

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Virtuoso Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on January 21, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated January 11, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Joseph Passaro
	Name:	Joseph Passaro
	Title:	Managing Director

Moelis & Company, LLC

By:	/s/ Steven R. Halperin
	Name:	Steven R. Halperin
	Title:	Managing Director

As Representatives of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]